UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 25, 2024, E-Home Household Service Holdings Limited (the “Company”) closed the registered direct offering of 10,000,000 ordinary shares at a purchase price of $1.20 per share. The gross proceeds of this offering are $12 million. The Company issued a total of 10,000,000 ordinary shares of the Company in the offering. After the closing of the offering and as of the date of this report, the total outstanding ordinary shares of the Company are 17,855,424 shares, of which approximately 17,172,228 shares are held by non-affiliates. The net proceeds from this offering will be used for general working capital and growth capital purposes.

All offers were made only by means of a prospectus, including a prospectus supplement pursuant to the Company’s effective shelf registration statement and base prospectus contained therein. The shelf registration statement on Form F-3 (File No. 333-259464) relating to the offering was previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on August 17, 2022. A prospectus supplement related to the offering was filed with the SEC on March 25, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer